FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential treatment of portions of this letter has been requested by PRGX Global, Inc. pursuant to 17 C.F.R. § 200.83. Such portions are denoted with [ * * *] and have been submitted separately to the Securities and Exchange Commission.

October 10, 2013

Via EDGAR

Mr. Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: PRGX Global, Inc.

Form 10-K

Filed March 13, 2013

File No. 0-28000

Dear Mr. O’Brien:

We are responding to your letter of September 13, 2013, with respect to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced reports filed by PRGX Global, Inc. (the “Company”) under the Securities Exchange Act of 1934, as amended. For your convenience, we have restated and responded to each of your comments below. After you have reviewed this response, please let us know if you require any additional information.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. § 200.83, with respect to portions of the Company’s response to Comment 3. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter submitted via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”). In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we can substantiate the request for confidential treatment in accordance with Rule 83. Please address any notification of a request for access to such information to the undersigned at the address shown above or via telephone at (770) 779-3900.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis, page 23

Results of Operations, page 24

PRGX Global, Inc. ¿ 600 Galleria Parkway ¿ Suite 100 ¿ Atlanta, GA 30339

1 (877) TRY PRGX ¿ www.prgx.com

Confidential Treatment Requested by PRGX Global, Inc.	PRGX001

Securities and Exchange Commission

October 10, 2013

1.	You state on page 50 that you use Adjusted EBITDA as the primary measure of profit or loss for purposes of assessing the operating performance of all operating segments. Please expand your results of operations discussion in future filings to provide a quantified discussion of each segment’s Adjusted EBITDA as well as Adjusted EBITDA attributable to corporate support. Please quantify the impact of each factor when multiple factors contribute to material changes as well as discuss the underlying business reasons for material changes between periods. Refer to Item 303(a)(3) of Regulation S-K and Sections 501.06(a) and 501.12(b)1 of the Financial Reporting Codification. Please show us supplementally what the revised disclosures will look like in future filings.

Response:

In response to the Staff’s comment, the Company will include an expanded discussion in future filings of each segment’s Adjusted EBITDA and will quantify the impact of the various factors contributing to the changes in Adjusted EBITDA. As Adjusted EBITDA is a non-GAAP financial measure which is most comparable to net earnings, a discussion of the underlying business reasons for the changes from period to period essentially consists of the business reasons that have occurred in the other items contributing to changes in net earnings such as Revenue, Costs of Revenue (COR), Selling, General & Administrative Expenses (SG&A) and the other items described elsewhere in the Company’s MD&A. Accordingly, in order to reduce the redundancy in its filings, the Company expects to include a more general description of these reasons when it is describing the changes in Adjusted EBITDA and will include a detailed discussion of the business reasons to the extent such reasons are not covered elsewhere in MD&A.

The Company proposes to include disclosure in its future filings consisting of an introductory paragraph regarding non-GAAP financial measures, a table reconciling Adjusted EBITDA to net earnings for the respective periods and a detailed discussion of changes in each segment’s Adjusted EBITDA similar to the following:

Non-GAAP Financial Measures (To be inserted before “Results of Operations” on page 24)

EBIT, EBITDA and Adjusted EBITDA are all “non-GAAP financial measures” presented as supplemental measures of the Company’s performance. They are not presented in accordance with accounting principles generally accepted in the United States, or GAAP. The Company believes these measures provide additional meaningful information in evaluating its performance over time, and that the rating agencies and a number of lenders use EBITDA and similar measures for similar purposes. In addition, a measure similar to Adjusted EBITDA is used in the restrictive covenants contained in the Company’s secured credit facility. However, EBIT, EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of the Company’s results as reported under GAAP. In addition, in evaluating EBIT, EBITDA and Adjusted EBITDA, you should be aware that, as described above, the adjustments may vary from period to period and in the future the Company will incur expenses such as those used in calculating these measures. The Company’s presentation of these measures should not be construed as an inference that future results will be unaffected by unusual or nonrecurring items.

(To be inserted before “Liquidity and Capital Resources” on page 29):

Adjusted EBITDA. We evaluate the performance of our operating segments based upon revenue and measures of profit or loss we refer to as EBITDA and Adjusted EBITDA. We define Adjusted EBITDA as earnings from continuing operations before interest and taxes (“EBIT”), adjusted for depreciation and amortization (“EBITDA”), and then adjusted for unusual and other significant items that management views as distorting the operating results of the various segments from period to period. Such adjustments include restructuring charges, stock-based compensation, bargain purchase gains, acquisition transaction costs and acquisition obligations classified as compensation, intangible asset impairment charges, certain litigation costs and litigation settlements, severance charges and foreign currency transaction gains and losses on short-term intercompany balances viewed by management as individually or collectively significant.

Confidential Treatment Requested by PRGX Global, Inc.	PRGX002

Securities and Exchange Commission

October 10, 2013

Reconciliations of net earnings (loss) to each of EBIT, EBITDA and Adjusted EBITDA for the periods included in this report are as follows (in thousands):

	Years Ended December 31,
	2012	2011	2010
Net earnings	$5,392	$2,816	$3,253
Income tax expense	1,297	1,292	1,882
Interest expense, net	966	1,616	1,305
Loss on debt extinguishment	—	—	1,381

EBIT	7,655	5,724	7,821
Depreciation of property and equipment	7,084	5,401	4,903
Amortization of intangible assets	7,224	4,991	4,131

EBITDA	21,963	16,116	16,855
Foreign currency transaction (gains) losses on short-term intercompany balances	(377)	417	422
Acquisition transaction costs and acquisition obligations classified as compensation	382	800	371
Transformation severance and related expenses	2,107	2,031	—
Wage claim costs	984	—	—
Stock-based compensation	6,321	5,093	3,980

Adjusted EBITDA	$31,380	$24,457	$21,628

Acquisition transaction costs and acquisition obligations classified as compensation increased from $0.4 million in 2010 to $0.8 million in 2011, then decreased to $0.4 million in 2012. The increase in 2011 is due to acquisition transaction costs we incurred in connection with the acquisition of BSI in December 2011.

Transformation severance and related expenses increased from $0 in 2010 to $2.1 million in 2011 and $2.2 million in 2012. These increases resulted primarily from our implementation of our service delivery model transformation that began in 2011 and continued into 2012. We anticipate that we will continue to incur transformation severance expenses in 2013, but at reduced levels from those incurred in 2012.

Wage claim costs in 2012 relate to specific legal issues that were resolved in 2012. We are not aware of any similar costs to be incurred in 2013.

We include a detailed calculation of Adjusted EBITDA by segment in Note 2 of “Notes to Consolidated Financial Statements” included in Item 8 of this Form 10-K. A summary of Adjusted EBITDA by segment for the years ended December 31, 2010, 2011 and 2012 was as follows (in thousands):

	Years Ended December 31,
	2012	2011	2010
Recovery Audit Services – Americas	$38,621	$33,847	$30,964
Recovery Audit Services – Europe/Asia-Pacific	8,244	10,404	8,626
New Services	298	(4,158)	(5,027)
Corporate Support	(15,783)	(15,636)	(12,935)

Total	$31,380	$24,457	$21,628

Recovery Audit Services – Americas Adjusted EBITDA increased by $4.8 million, or 14.1%, in 2012 and $2.9 million, or 9.3% in 2011. The increase in both periods is due to an increase in revenue combined with a decrease in COR as a percentage of revenue, partially offset by an increase in SG&A expenses.

Confidential Treatment Requested by PRGX Global, Inc.	PRGX003

Securities and Exchange Commission

October 10, 2013

Recovery Audit Services – Europe/Asia Pacific Adjusted EBITDA decreased by $2.2 million, or 20.8%, in 2012 and increased $1.8 million, or 20.6% in 2011. The decrease in 2012 is due to a 12.6% decrease in revenue combined with slight increases in COR as a percentage of revenue and SG&A expenses. The increase in 2011 is due to a 6.9% increase in revenue and decreases in both COR as a percentage of revenue and SG&A expenses.

New Services Adjusted EBITDA increased by $4.5 million in 2012 and by $0.8 million in 2011, improving to $0.3 million in 2012 from losses of $4.2 million in 2011 and $5.0 million in 2012. These improvements are due to increases in revenue of 28.5% in 2012 and 127.1% in 2011 combined with decreases in COR as a percentage of revenue in both periods, partially offset by increases in SG&A expenses in both periods. The significant increases in revenue in 2011 and 2012 are primarily attributable to increases in our Healthcare Claims Recovery Audit business as well as incremental revenue associated with our acquisitions in 2010 as described above.

Corporate Support Adjusted EBITDA decreased by $0.1 million, or 0.9%, in 2012 and by $2.7 million, or 20.9%, in 2011. The increase in 2011 is due to higher incentive compensation accruals relative to the decreased incentive compensation accruals in 2010, costs associated with the BSI acquisition, and higher sales and marketing expenses associated with our renewed focus on revenue growth and client retention.

Liquidity and Capital Resources, page 29

2.	Given that certain foreign jurisdictions restrict the amount of cash that can be transferred to the U.S., please tell us how you determined that Schedule I would not be required under Rule 5-04 of Regulation S-X.

Response:

As set forth in Rule 5-04 of Regulation S-X, Schedule I – Condensed Financial Information of Registrant is required when the restricted net assets of the registrant’s consolidated subsidiaries exceed 25 percent of the registrant’s consolidated net assets as of the end of the most recently completed fiscal year. As of each of December 31, 2012, 2011 and 2010, both cash held outside of the U.S. and restricted net assets of our consolidated subsidiaries were below 25 percent of our consolidated net assets. We do not have any unconsolidated subsidiaries. Therefore, we determined that Schedule I was not required under Rule 5-04 of Regulation S-X. We will enhance future disclosure to state that such restricted net assets are not significant in comparison to our consolidated net assets.

3.	Given that changes in billed and unbilled contract receivables appear to be materially impacting your operating cash flows in a given period and the amount of unbilled receivables has increased from December 31, 2011 to December 31, 2012 and then again from December 31, 2012 to June 30, 2013, please expand your disclosures in future filings to address the following:
•	quantify the days sales outstanding for the periods presented and to provide an analysis for significant fluctuations therein;
•	address whether you have experienced any changes in aging due to customer liquidity problems, changes in contractual payment/billing terms, or changes in the frequency/materiality of customer disagreements;
•	quantify the impact on your financial statements of several clients in Europe entering administration during the six months ended June 30, 2013;
•	address any disagreements with customers that may impact your ability to bill unbilled amounts, or any other known contracts/factors that materially impact the recoverability of this asset; and
•	quantify the amount of unbilled contract receivables recorded as of the balance sheet date that have been subsequently billed.
Please show us supplementally what the revised disclosures will look like in future filings.

Confidential Treatment Requested by PRGX Global, Inc.	PRGX004

Securities and Exchange Commission

October 10, 2013

Response:

As a general matter, the increase in the Company’s receivables is primarily due to growth in the Company’s revenue arising from its performance as a subcontractor to three of the prime contractors in the Medicare RAC program, as follows:

[* * *]

The changes in the Company’s billed and unbilled receivables are summarized in the following table:

[* * *]

Unbilled receivables for recovery audit clients generally consist of amounts that the client has required that we not invoice to them until a specified future date. Clients request these arrangements to ensure that they always are in a position of having a payable to the Company against which they could offset any amounts that they have deducted from their payment to a vendor that the vendor subsequently disputed and the client then agreed to pay to the vendor. In these situations, the Company must reimburse the client for the fees the Company generated from the transaction. The Company accounts for this potential liability by recording a refund liability. Certain clients, particularly our larger clients, require that we not bill a specified percentage of revenue from a specific project, or otherwise provide a “holdback” of the amounts billed in order to ensure that they could net the refund against what they owe the Company rather than having to request that the Company refund amounts already paid to it. These arrangements generally provide that the Company may bill the unbilled amounts in specified months after the completion of the related audit period. The unbilled amounts generally range in age from one month to one year when the audit period is completed, and then are billed within a few months of completion.

The Company has been successful recently in reducing the “holdback” percentage or eliminating it completely with several clients, as evidenced by the decline in unbilled receivables other than those relating to the Medicare RAC program.

The unbilled amounts relating to the Company’s Medicare RAC program arise because we generally cannot invoice the prime contractors for whom we operate as a subcontractor under the Medicare RAC program until cash is collected by the prime contractors, which is subsequent to the date on which we have completed our services and recognized revenue. These unbilled amounts have grown with the growth in revenue the Company has generated in this area.

In response to the Staff’s comment regarding the reasons for the increase in the amount of unbilled receivables, the Company notes that the increase is not due to a decrease in collectability on these accounts and does not reflect changes due to customer liquidity problems, changes in contractual payment or billing terms, or changes in the frequency or materiality of customer disagreements. Further, the unbilled amounts do not relate to the clients in Europe that entered administration. For accounting

Confidential Treatment Requested by PRGX Global, Inc.	PRGX005

Securities and Exchange Commission

October 10, 2013

purposes, we include the receivables relating to these clients in billed receivables, and provide a 100% allowance against them, resulting in a net receivable of $0 as of December 31, 2012 and June 30, 2013. Finally, we do not believe that the increase in the unbilled receivables is a function of the age of the receivables. Accordingly, we believe that expanding our disclosure to include the amount of unbilled receivables that relate to the Medicare RAC program would be better disclosure than the inclusion of a days sales outstanding analysis. The Company will include an expanded discussion in its future filings as an addition to Note (1) (b), Revenue Recognition, Unbilled Receivables and Refund Liabilities of our Form 10-K or as an addition to Note D – Operating Segments and Related Information of our Form 10-Q, similar to the following:

Unbilled receivables also arise in our Healthcare Claims Recovery Audit services as we generally cannot invoice the prime contractors for whom we operate as a subcontractor under the Medicare RAC program until cash is collected by the prime contractors. These unbilled receivables, net of the related reserves, were $8.3 million in 2012 and $4.9 million in 2011. As of February 27, 2013, we billed $4.4 million of the unbilled receivables relating to the Medicare RAC program that were outstanding as of December 31, 2012.

Critical Accounting Policies, page 34

Revenue Recognition, page 34

4.	You generally recognize revenue on the accrual basis except with respect to an insignificant number of our international units where you recognize revenue on the cash basis. Please help us understand how you determined it was appropriate to record this revenue on a cash basis pursuant to ASC 605-10. Please also tell us the amount of revenue recorded on a cash basis during each of the three years ended December 31, 2012 as well as the six months ended June 30, 2013.

Response:

We generally recognize revenue for a contractually specified percentage of amounts recovered when we have determined that our clients have received economic value and when we have met the criteria specified in ASC 605-10. Through 2010, we recognized revenue generated in Colombia, Guatemala, Costa Rica and El Salvador on a cash basis. In these cases, we had determined that (a) persuasive evidence of an arrangement existed given contracts with our clients; (b) our clients had received economic value, and therefore we had rendered our services, and (c) our fee billed to the client was fixed and determinable. However, upon billing the client for these services, we generally were uncertain whether we had met the criteria in ASC 605-10 that collectability is reasonably assured. This uncertainty was due to our lack of experience serving clients in these countries. Therefore, due to this uncertainty, we deferred such revenue until the cash was received. We deemed collection of the amounts billed as confirmation that the criteria of ASC 605-10 that collectability is reasonably assured had been met. We only received cash after completion of our services, not in advance of providing our services. The total of such revenue recognized in the year 2010 was $1.2 million. By 2011, we had gained sufficient experience with serving clients in these countries, and began using our standard revenue recognition practices in these countries. [We are no longer recognizing any significant amounts of revenue on a cash basis and will revise our disclosure in future filings accordingly.]

(10) Commitments and Contingencies, page 61

5.	You are party to a variety of legal proceedings arising in the normal course of business. You do not believe that the final outcome of these proceedings will have a material adverse effect on your financial position or results of operations. Please also disclose the expected effect on your cash flows.

Confidential Treatment Requested by PRGX Global, Inc.	PRGX006

Securities and Exchange Commission

October 10, 2013

Response:

Management believes that the final outcome of the legal proceedings will not have a material adverse effect on our cash flows. In future filings, we will expand our disclosure to include this expectation.

Form 10-Q for the period ended June 30, 2013

Note A – Basis of Presentation, page 4

6.	In regard to your adoption of ASU 2013-02, please provide the disclosures required by ASC 220-10-45-17 through 45-17B in future filings. Please show us supplementally what the revised disclosures will look like in future filings.

Response:

The Company has not recorded any reclassification adjustments out of accumulated other comprehensive income in any of the periods presented and therefore no disclosures are required by ASC 220-1-45-17 through 45-17B.

Management’s Discussion and Analysis, page 12

Results of Operations, page 13

7.	You reversed $0.5 million of accruals for uncertain tax positions in the six months ended June 30, 2013. Given that this represents approximately 38% of your net income during this period, please expand your disclosures to explain what these uncertain tax positions relate to and the specific factors that led to the reversal of the accruals during this period. Please show us supplementally what the revised disclosures will look like in future filings.

Response:

The Company will include an expanded discussion in future filings, similar to the following:

We also recorded the reversal of $0.5 million of accruals made in previous years for uncertain tax positions in the six months ended June 30, 2013. Together with the reversal of interest expense accruals described above, the total reduction to our reserves for uncertain tax positions in the six months ended June 30, 2013 was $1.2 million. The uncertain tax positions relate to potential tax liabilities in several states and in several countries outside of the U.S. The reduction in the related accruals that we recorded in the six months ended June 30, 2013 is due to the imposition of limitations on our potential liability resulting from our entering into voluntary disclosure agreements with several states in the U.S. Under these voluntary disclosure agreements, we agreed to file required returns for specified periods, and received waivers of the requirement to file other returns as well as limitations on the taxes and other amounts required to be paid in connection with such filings.

Confidential Treatment Requested by PRGX Global, Inc.	PRGX007

Securities and Exchange Commission

October 10, 2013

Definitive Proxy Statement on Schedule 14A filed on April 30, 2013

2012 Compensation Decisions, page 27

8.	Refer to your disclosure in the second paragraph. We also note your “Compensation of Other Named Executive Officers’ disclosure on page 26 where you state that in setting the initial compensation for the other executive officers, the compensation committee “reviews peer group compensation data…” Please tell us, and in future filings disclose how relevant market compensation information influenced the compensation committee’s decision to increase the salary for the company’s Chief Financial Officer.

Response:

In connection with its review of the compensation of the Company’s senior management team, including its named executive officers, in February 2012 the Compensation Committee consulted with its independent compensation consultant, Pearl Meyer & Partners (“Pearl Meyer”), and reviewed market compensation information provided by Pearl Meyer. The Pearl Meyer market compensation information relevant to the Chief Financial Officer position, which was based on a blend of compensation data from the Company’s compensation peer group and published compensation surveys, highlighted for the Compensation Committee that the base salary and total cash compensation for the Company’s CFO was then below the 50th percentile of market compensation for the position. In order to improve the competitiveness of cash compensation paid to its Chief Financial Officer, the Compensation Committee increased the base salary for the Chief Financial Officer by 5%. In future filings, we will disclose how relevant market compensation information influences the Compensation Committee’s compensation decisions.

Elements of the Company’s Executive Compensation Program, page 28

Cash Bonus – 2012 Short-Term Incentive Plan, page 28

9.	Please tell us and in future filings disclose compensation committee’s determination with respect to the named executive officers’ achievement of their respective individual performance objectives.

Response:

As previously disclosed in its proxy statement filed in connection with the Company’s 2013 Annual Meeting of Shareholders (the “2013 Proxy Statement”), in 2013, the Company revised its Short-Term Incentive Plan to include only revenue and pre-bonus adjusted EBITDA as the relevant performance targets and eliminated the use of individual performance objectives as a component of the bonus calculation in order to have 100% of the short-term incentive opportunity tied to objective, financial results. Accordingly, no additional disclosures will be necessary in future filings regarding individual performance objectives unless the Company makes further revisions to its Short-Term Incentive Plan to include such objectives as part of the plan design.

As described in the 2013 Proxy Statement, for the past several years, the Company has included individual performance objectives as part of its short-term incentive opportunity. These objectives are primarily subjective and the determination with respect to their achievement is ultimately reflected in bonus calculations and payments approved by the Compensation Committee. For 2012, the Compensation Committee determined that Mr. Bahl exceeded his individual performance objectives, and approved the recommendations of Mr. Bahl for the other named executive officers, all of whom also exceeded their individual performance objectives.

Confidential Treatment Requested by PRGX Global, Inc.	PRGX008

Securities and Exchange Commission

October 10, 2013

10.	With respect to Mr. Shand’s financial targets under the STI Plan, supplementally please tell us the actual level of target achievement, and to extent applicable, make similar disclosures in your future filings.

Response:

The actual level of target achievement with respect to Mr. Shand’s financial targets under the STI Plan were as follows:

Measure	Weighting	Score
Recovery Audit – Americas revenue performance	10%	112%
Recovery Audit – Americas adjusted EBITDA performance	10%	156%
Profit Optimization revenue performance	5%	50%
Profit Optimization adjusted EBITDA performance	5%	60%
Growth of revenue at existing clients	20%	89%
Growth of revenue at new clients	20%	15%

To the extent applicable, the Company will include similar disclosures in its future filings.

Summary Compensation Table, page 38

11.	Please refer to footnotes (7) and (9) related to Messrs. Shand’s and Pamnani’s discretionary payouts. Please note that if pursuant to the compensation committee’s discretionary authority, an amount is paid over and above the amounts earned by meeting the performance measures under a non-equity incentive plan, that amount should be reported in the Bonus column of the summary compensation table. In future filings please disclose such discretionary bonus amounts in accordance with Item 402(c)(2)(iv) of Regulation S-K. For additional guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations available in our website.

Response:

In response to the Staff’s comment, we acknowledge that the discretionary payments should have been included in the “Bonus” column of the Summary Compensation Table. The Company will revise the 2012 presentation in its future filings, and will treat any future discretionary amounts in this manner as well.

*****

In connection with the above responses to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Confidential Treatment Requested by PRGX Global, Inc.	PRGX009

Securities and Exchange Commission

October 10, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely,

/s/ Robert B. Lee
Robert B. Lee
Chief Financial Officer and Treasurer

Confidential Treatment Requested by PRGX Global, Inc.	PRGX0010